ANNUAL MEETING RESULTS
An annual meeting of the funds shareholders was held on December 17, 2010. Each matter voted upon at the meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes (if any) with respect to such matters, are set forth below.

(1) The funds preferred shareholders elected the following directors:


			      Shares	Shares Withholding
			     Voted For	Authority to Vote
Roger A. Gibson.........	518		0
Leonard W. Kedrowski....	518		0

(2) The funds common and preferred shareholders, voting as a single class, elected the following directors:


			         Shares     Shares Withholding
				Voted For   Authority to Vote
Victoria J. Herget......	1,143,837	42,224
John P. Kayser..........	1,143,837	42,224
Richard K. Riederer.....	1,142,723	43,338
Joseph D. Strauss.......	1,142,723	43,338
Virginia L. Stringer(a).	1,143,837	42,224
James M. Wade...........	1,143,837	42,224
(a) As of January 1, 2011, Virginia L. Stringer is no longer a director of the fund.
(3) The funds common and preferred shareholders, voting as a single class, ratified the selection by the funds board of directors of Ernst & Young LLP as the independent registered public accounting firm for the fund for the fiscal period ending August 31, 2011. The following votes were cast regarding this matter:

Shares		Shares		Broker
Voted For	Voted Against	Abstentions	Non-Votes
1,138,548	5,475		42,038		0